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                             January 3, 2022

       Jing-Bin Chiang
       Chief Executive Officer
       J-Star Holding Co., Ltd.
       7/F-1, No. 633, Sec. 2, Taiwan Blvd.
       Xitun District, Taichung City 407
       Taiwan (R.O.C.)

                                                        Re: J-Star Holding Co.,
Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted December
10, 2021
                                                            CIK No. 0001875016

       Dear Mr. Chiang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted December 10, 2021

       Cover Page

   1. We note your response to prior comment 1. Please disclose on the prospectus cover page that your structure as
a holding company with no material operations of your own and your operations
conducted through your subsidiaries in the PRC, Taiwan, Hong Kong and
                                                        Samoa with your
headquarters in Taiwan involves unique risks to investors. Provide a cross-reference to your
detailed discussion of risks facing the company and the offering as a result of this
structure.
 Jing-Bin Chiang
FirstName  LastNameJing-Bin Chiang
J-Star Holding Co., Ltd.
Comapany
January    NameJ-Star Holding Co., Ltd.
        3, 2022
January
Page  2 3, 2022 Page 2
FirstName LastName
2. We note your response to prior comment 2. Please revise on the cover page to address
         how recent statements and regulatory actions by China   s government,
such as those
         related to the use of variable interest entities and data security, has or may impact the
         company   s ability to conduct its business, accept foreign
investments, or list on an U.S. or
         other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Provide a description on your prospectus cover page of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.
4. Please disclose on your prospectus cover page whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Disclose here and in your risk factors that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB
         determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Also revise to remove reference to the ability to inspect your auditor "without restriction" and "fully."
Summary of Risks Affecting our Company, page 4

5. Please revise both the Summary of Risk Factors Affecting our Company and the Risk
         Factors section to move forward the risks related to doing business in the PRC so that such risks are prominently disclosed within each section in relation to other identified material risks.
6. We note your response to prior comment 7. In your summary of risk factors, discuss the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
PRC Approvals, page 6

7. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
 Jing-Bin Chiang
J-Star Holding Co., Ltd.
January 3, 2022
Page 3
The recent joint statement by the SEC and PCAOB, page 35

8. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. As a related matter, revise the reference in this risk factor about reducing the time period for delisting to two consecutive years, instead of three years to also refer to your securities may be prohibited from trading. Also, update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
Related Party Transactions, page 123

9. We note your response to prior comment 14. Please revise to provide disclosure for the full period required by Item 7.B of Form 20-F. We note the reference to two preceding financial years, not the three required by the form.
       You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Kevin Stertzel,
Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameJing-Bin Chiang
                                                            Division of
Corporation Finance
Comapany NameJ-Star Holding Co., Ltd.
                                                            Office of
Manufacturing
January 3, 2022 Page 3
cc:       Lawrence S. Venick, Esq.
FirstName LastName